UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Capital Accumulation Plan

Audited Financial Statements and Supplemental Schedule

Years Ended October 27, 2013 and October 28, 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan (the Plan) as of October 27, 2013 and October 28, 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013 and October 28, 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 25, 2014

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 27, 2013	October 28, 2012
Assets
Investments, at fair value	$58,583,201	$46,651,769
Receivables:
Contribution from employer	104,164	38,734
Contribution from participants	66,727	53,489
Promissory notes from participants	4,867,090	3,996,722
Total receivables	5,037,981	4,088,945
Net assets available for benefits, at fair value	63,621,182	50,740,714
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(1,513,415)	(2,288,186)
Net assets available for benefits	$62,107,767	$48,452,528

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 27, 2013	Year Ended October 28, 2012
Additions:
Employer incentive and match contributions	$2,546,154	$2,089,508
Participant contributions	3,365,243	2,767,372
Employee rollover	3,392,635	437,959
Investment income	506,817	470,664
Interest income – promissory notes receivable	236,869	185,985
Transfer of assets	1,336,993	–
Total additions	11,384,711	5,951,488

Deductions:
Distributions to participants	3,743,493	2,161,897
Administrative expenses	102,830	100,320
Total deductions	3,846,323	2,262,217

Net realized and unrealized appreciation in fair value of investments	6,116,851	1,755,254
Net additions	13,655,239	5,444,525
Net assets available for benefits at beginning of year	48,452,528	43,008,003
Net assets available for benefits at end of year	$62,107,767	$48,452,528

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 27, 2013

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on an accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the compensation committee of the Company. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record-keeper to obtain information on the fair value of these assets. The record-keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The guidance in ASU 2011-04 has been fully adopted for the Plan year ended October 27, 2013. The adoption of this guidance had no material impact on the financial statements.

All costs and expenses of administering the Plan are paid by the Plan unless paid by Rochelle Foods, LLC (the Sponsor).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan, sponsored by Rochelle Foods, LLC, is a contributory defined-contribution plan covering certain employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Fort Dodge Foods, LLC; Diamond Crystal Brands, Inc. – Quakertown; Osceola Food, LLC; Burke Marketing Corporation; Provena Foods Inc.; Lloyd’s Barbeque Company, LLC; Progressive Processing, LLC; Mexican Accent, LLC; Saag’s Products, LLC; and Skippy Foods, LLC. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Employees who elect to become members of the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. An eligible employee who has not made an election to participate in the Plan shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deductions. The automatic enrollment feature is not available to employees of Rochelle Foods, LLC; Provena Foods Inc.; and Saag’s Products, LLC, so these employees must elect to become a member of the Plan. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. The Sponsor provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the Sponsor’s contributions and Plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant contributions are always fully vested. Participants become 100% vested after six years (20% per year beginning with the second year) in the company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 27, 2013 and October 28, 2012, were $80,431 and $50,761, respectively. Cumulative forfeited non-vested accounts as of October 27, 2013 and October 28, 2012, were $9,965 and $13,847, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Participants are required to make repayments of principal and interest through payroll deductions. The loans are secured by the balance in a participant’s account. No allowance for credit losses has been recorded as of October 27, 2013 or October 28, 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

On May 23, 2013, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Saag’s Products, LLC Employee Retirement Plan into the Plan. The Saag’s Products, LLC plant production employees are eligible participants in the Plan. Accordingly, those assets and participants were merged into the Plan based on their eligibility as of July 1, 2013.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, without the consent of any participant or beneficiary subject to restrictions set by a collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement

During the years ended October 27, 2013 and October 28, 2012, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended October 27, 2013	Year Ended October 28, 2012
Net appreciation (depreciation) in fair value during the year:
Pooled separate accounts	$2,637,594	$1,551,964
Collective trusts	1,102,220	–
Mutual funds	1,099,362	–
Non-pooled separate account (containing the Company’s common stock)	838,313	(6,494)
Separate trust accounts	439,362	209,784
	$6,116,851	$1,755,254

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2013	October 28, 2012
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	$17,960,001	$17,422,690

Collective trusts:
State Street Corporation:
BlackRock LifePath Index 2020	4,285,273	–
BlackRock LifePath Index 2025	6,103,767	–
BlackRock LifePath Index 2030	5,154,672	–
BlackRock LifePath Index 2035	3,797,607	–

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Growth Option Fund	–	9,402,532
Moderate Option Fund	–	6,601,499
Aggressive Option Fund	–	2,821,861

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

During 2013, the Plan adjusted certain investment options for participant accounts. The following is a description of the valuation methodologies used for instruments held by the Plan by Plan year measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

2013 Investments

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•                The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                The international equities investment includes a mix of predominately foreign common stocks and cash.

•                The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                 The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                 The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities fund includes a mix of predominately foreign common stocks and cash.

•                 The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 4.7% and 3.8% of the total investments in the Plan at October 27, 2013 and October 28, 2012, respectively.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The following table presents the Plan’s Level 3 investments, the valuation techniques used to measure the fair value and the significant unobservable inputs and the ranges of values for those inputs.

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$17,960,001	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.10% and 3.20% as of October 27, 2013 and October 28, 2012, respectively. The average yield was 2.80% during the 2013 Plan year and 2.87% during the 2012 plan year, which approximates the actual interest rate credited to the Plan participants.

2012 Investments

Pooled Separate Accounts

Fair value represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The lifecycle funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for contract value and is therefore deemed to be a Level 3 investment. See above for a description of the General Investment Account.

The remaining categories of the investments held as of October 28, 2012 are consistent with the descriptions under “2013 Investments.”

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 27, 2013 and October 28, 2012, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$5,778,861	$5,778,861	$–	$–
International equities	1,503,645	1,503,645	–	–
Fixed income	1,135,655	1,135,655	–	–
Total mutual funds	8,418,161	8,418,161	–	–
Collective trusts:
LifePath funds	28,402,677	–	28,402,677	–
U.S. equities	991,113	–	991,113	–
International equities	60,743	–	60,743	–
Fixed income	11,315	–	11,315	–
Total collective trusts	29,465,848	–	29,465,848	–
Total separate trust accounts	37,884,009	8,418,161	29,465,848	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	2,739,191	2,739,191	–	–

General Investment Account	17,960,001	–	–	17,960,001
	$58,583,201	$11,157,352	$29,465,848	$17,960,001

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$19,471,176	$–	$18,825,892	$645,284
U.S. equities	2,234,206	–	2,234,206	–
Fixed income	623,308	–	623,308	–
Total pooled separate accounts	22,328,690	–	21,683,406	645,284

Separate trust accounts:
U.S. equities	3,272,169	3,272,169	–	–
International equities	1,300,346	1,300,346	–	–
Fixed income	570,441	570,441	–	–
Total separate trust accounts	5,142,956	5,142,956	–	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	1,757,433	1,757,433	–	–

General Investment Account	17,422,690	–	–	17,422,690
	$46,651,769	$6,900,389	$21,683,406	$18,067,974

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total

Balance, October 30, 2011	$15,373,161	$626,615	$15,999,776
Purchases	1,590,400	134,202	1,724,602
Sales	(1,023,373)	(149,187)	(1,172,560)
Interest and dividend income*	470,643	15	470,658
Realized gains**	–	14,828	14,828
Unrealized gains relating to investments still held at the report date**	1,011,859	18,811	1,030,670
Balance, October 28, 2012	17,422,690	645,284	18,067,974
Purchases	3,621,558	545,824	4,167,382
Sales	(2,805,002)	(1,234,792)	(4,039,794)
Interest and dividend income*	495,526	–	495,526
Realized gains**	–	43,684	43,684
Unrealized losses relating to investments still held at the report date**	(774,771)	–	(774,771)
Balance, October 27, 2013	$17,960,001	$–	$17,960,001

* Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the IRS dated December 5, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Capital Accumulation Plan

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 27, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 31, 2010.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan holds units of collective trust funds managed by State Street Global Markets, LLC. State Street Global Markets, LLC also manages the self-directed brokerage accounts and offers a money market investment for these accounts. The Plan invests in the common stock of the Company. The Plan invests in the General Investment Account of the record-keeper, the Massachusetts Mutual Life Insurance Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Capital Accumulation Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3889635    Plan Number: 001

October 27, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	42,705 units	$2,739,191

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	824,711 units	16,446,586

Separate trust accounts:
State Street Corporation*:
Dodge & Cox International Stock Fund	107,598 units	1,503,645
Wasatch Small Cap Growth Fund	77,250 units	1,075,811
BlackRock MSCI ACWI ex-US Index	5,759 units	60,743
PIMCO Total Return Institutional	116,319 units	1,135,655
BlackRock LifePath Index 2015	142,415 units	1,450,827
BlackRock LifePath Index 2020	417,149 units	4,285,273
BlackRock LifePath Index 2025	590,798 units	6,103,767
BlackRock LifePath Index 2030	495,931 units	5,154,672
BlackRock LifePath Index 2035	363,428 units	3,797,607
BlackRock LifePath Index 2040	199,762 units	2,096,535
BlackRock LifePath Index 2045	166,024 units	1,749,093
BlackRock LifePath Index 2050	121,067 units	1,281,026
BlackRock LifePath Index 2055	43,146 units	457,905
BlackRock LifePath Index Retirement	199,381 units	2,025,972
Loomis Sayles Value Y	171,898 units	1,893,977
BlackRock S&P 500 Stock Fund	76,417 units	834,445
Harbor Capital Appreciation	161,721 units	1,882,304
BlackRock Russell 2500 Index	13,833 units	156,668
Wells Fargo Advantage Intrinsic Small Cap Value	82,962 units	926,769
BlackRock US Debt Index	1,146 units	11,315
Total separate trust accounts		37,884,009

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 9.25%	4,867,090
Total assets (held at end of year)		$61,936,876

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date: April 25, 2014	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm